DOBSON COMMUNICATIONS CORPORATION

Offer to Purchase for Cash

Up to 250,000 Shares of the 354,098 Outstanding Shares of Its
12.25% Senior Exchangeable Preferred Stock
(CUSIP No. 256072307)
At a Purchase Price of $1,061.25 Per Share,
Plus Accrued and Unpaid Dividends

THE OFFER (AS DEFINED BELOW) WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 7, 2003 UNLESS EXTENDED (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”). HOLDERS OF SHARES (AS DEFINED BELOW) MUST TENDER THEIR SHARES ON OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE IN ORDER TO RECEIVE THE TENDER OFFER CONSIDERATION (AS DEFINED BELOW).

September 8, 2003

To Our Clients:

      Enclosed for your consideration is an Offer to Purchase, dated September 8, 2003 (the “Offer to Purchase”), relating to the offer by Dobson Communications Corporation, an Oklahoma corporation (the “Company”), to purchase for cash with net proceeds from the Replacement Financing, up to 250,000 shares of its 12.25% Senior Exchangeable Preferred Stock (the “Shares”). Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Purchase.

      The total consideration for Shares tendered pursuant to the Offer shall be an amount, paid in cash, equal to $1,061.25 per Share, plus accrued and unpaid dividends on such Shares to, but not including, the Settlement Date (the “Tender Offer Consideration”). Holders that validly tender their Shares prior to 5:00 p.m., New York City time, on the Expiration Date and do not withdraw their Shares before 5:00 p.m., New York City time, on the Expiration Date, will receive the Tender Offer Consideration, subject to the terms and conditions set forth in the Offer to Purchase.

      The materials relating to the Offer are being forwarded to you as the beneficial owner of Shares carried by us for your account or benefit but not registered in your name. Any tender of Shares may only be made by us as the Holder and pursuant to your instructions. Therefore, the Company advises beneficial owners of Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee to contact such Holder promptly if they wish to tender their Shares pursuant to the Offer.

      Accordingly, we request instructions as to whether you wish for us to tender your Shares with respect to any or all of the Shares held by us for your account. Please so instruct us by completing, executing and returning to us the instruction form set forth below. If you authorize us to tender your Shares, all such Shares will be tendered, unless otherwise specified below. We recommend that you read carefully the Offer to Purchase and the other materials provided herewith before instructing us to tender your Shares.

      Your instructions to us should be forwarded to us sufficiently in advance of the Expiration Date to permit us to tender your Shares on your behalf and to ensure receipt by the Depositary of the Agent’s message by the Expiration Date. The Offer will expire at 5:00 p.m., New York City time, on October 7, 2003 unless extended or earlier terminated.

      Tenders of Shares made prior to 5:00 p.m., New York City time, on the Expiration Date may be validly withdrawn at any time until 5:00 p.m., New York City time, on the Expiration Date, or if the Company has not yet accepted the Shares, after November 4, 2003. In addition, in the event of a termination of the Offer, the Shares tendered pursuant to the Offer will be promptly returned to the tendering Holders.

      Your attention is directed to the following:

(1) If you desire to tender any Shares pursuant to the Offer and receive the Tender Offer Consideration, we must receive your instructions in ample time to permit us to effect a tender of Shares on your behalf on or prior to 5:00 p.m., New York City time, on the Expiration Date.

(2) Notwithstanding any other provision of the Offer, the Company’s obligations to accept for purchase, and to pay the Tender Offer Consideration for, the Shares validly tendered pursuant to the Offer, is subject to, and conditioned upon, the satisfaction of or, where applicable, the Company’s waiver of, the following:

•	the receipt by the Company before 5:00 p.m., New York City time, on the Expiration Date of net proceeds from the Replacement Financing, on terms and conditions satisfactory to the Company; and
•	the General Conditions.

(3) The Offer is being made for 250,000 Shares. If, at the expiration of the Offer, more than 250,000 Shares have been validly tendered and not withdrawn, and all other conditions are satisfied or waived, the Company will purchase 250,000 Shares on a pro rata basis from all tendering Holders, disregarding fractions, according to the number of Shares tendered by each Holder.

(4) Any transfer taxes incident to the transfer of Shares from the tendering Holder will be paid by the Company, except as otherwise provided in the Offer to Purchase.

      The Offer is not being made to (nor will tenders of Shares be accepted from or on behalf of) Holders in any jurisdiction in which it is unlawful to make or accept such offer under applicable securities or blue sky laws. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company’s behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

      Payment for Shares purchased pursuant to the Offer will in all cases be made only after timely receipt by Bondholder Communications Group (the “Depositary”) of (a) timely confirmation of the book-entry transfer of such Shares into the account maintained by the Depositary at The Depository Trust Company (the “DTC”), pursuant to the procedures set forth in the Offer to Purchase in the section titled “Terms of the Offer — Procedures for Tendering” and (b) an Agent’s message. Accordingly, payment may not be made to all tendering Holders at the same time depending upon when confirmations of book-entry transfer of such Shares into the Depositary’s account at the DTC are actually received by the Depositary.

INSTRUCTIONS

      The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Offer of the Company with respect to its Shares.*

      This will instruct you to tender the Shares indicated below held by you for the account or benefit of the undersigned pursuant to the terms of and conditions set forth in the Offer to Purchase, dated September 8, 2003.

Aggregate Shares of 12.25% Senior Exchangeable

Preferred Stock beneficially owned which are
being tendered:

*	If no amount is provided above with respect to the Shares and this Instruction Form is signed in the space provided below, we are authorized to tender with respect to the entire amount of such Shares in which we hold an interest through DTC for your account.

PLEASE SIGN HERE

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